Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated December 11, 2009, with respect to the consolidated balance sheets of Versacold International Corporation (formerly Eimskip Holdings Inc.) as of July 31, 2009 and October 31, 2008, and the related consolidated statements of operations, change in shareholder’s equity (deficiency) and cash flows for the one month ended July 31, 2009, the eight months ended June 30, 2009, and the years ended October 31, 2008 and 2007, included herein and to the reference to our firm under the headings “Experts” in the prospectus.

Our report refers to a change to the method of accounting for uncertain tax positions effective November 1, 2007.

/s/ KPMG LLP

Vancouver, Canada

December 11, 2009